September 30, 2019

Via EDGAR

Edward M. Kelly
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	KushCo Holdings, Inc. Registration Statement on Form S-3
File No. 333-233829

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, KushCo Holdings, Inc., a Nevada corporation (the “Registrant”), hereby requests the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective by the Securities and Exchange Commission on Wednesday, October 2, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes each of Aron Izower, Esq. and Michael S. Lee, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

Please confirm effectiveness by advising our counsel, Michael S. Lee of Reed Smith LLP, at (212) 549-0358.

Very truly yours,

KushCo Holdings, Inc.

  /s/ Nicholas Kovacevich

Nicholas Kovacevich

Chairman and Chief Executive Officer